UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 11)*


                            SENECA FOODS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $0.25
                      Class B Common Stock, par value $0.25
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    817070501
                                    817070105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                    with a copy to:
Andrew M. Boas                                      Allen B. Levithan, Esq.
Carl Marks Management Company, L.P.                 Lowenstein Sandler PC
900 Third Avenue, 33rd Floor                        65 Livingston Avenue
New York, New York  10022                           Roseland, New Jersey  07068
(212) 909-8444                                      (973) 597-2406
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       817070501
                817070105
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                      Carl Marks Management Company, L.P.*
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)    [ ]
         (b)    [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  N/A
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):   [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   Delaware
--------------------------------------------------------------------------------
    Number of                  7. Sole Voting Power:        2,355,736 Shares of
                                                            Class A Common Stock
                                 -----------------------------------------------
    Shares Beneficially        8. Shared Voting Power:                0
                                 -----------------------------------------------
    Owned by
    Each Reporting             9. Sole Dispositive Power:   2,355,736 Shares of
                                                            Class A Common Stock
                                  ----------------------------------------------
    Person With                10. Shared Dispositive Power:          0
                                   ---------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
           2,355,736 Shares of Class A Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
    Instructions):     [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  37.6%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): PN
--------------------------------------------------------------------------------
*  See introductory paragraph preceding Item 1.

Cusip No.       817070501
                817070105
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                      Andrew M. Boas*
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)    [ ]
         (b)    [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  PF/OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):   [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States Citizen
--------------------------------------------------------------------------------
    Number of                  7. Sole Voting Power:        2,409,711 Shares of
                                                            Class A Common Stock
                                 -----------------------------------------------
    Shares Beneficially        8. Shared Voting Power:                0
                                  ----------------------------------------------
    Owned by
    Each Reporting             9. Sole Dispositive Power:   2,409,711 Shares of
                                                            Class A Common Stock
                                  ----------------------------------------------
    Person With                10. Shared Dispositive Power:          0
                                   ---------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
           2,409,711 Shares of Class A Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
    Instructions):     [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  38.4%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
*  See introductory paragraph preceding Item 1.

Cusip No.       817070501
                817070105
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                      Andrew M. Boas*
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)    [ ]
         (b)    [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  PF/OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):   [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States Citizen
--------------------------------------------------------------------------------
    Number of                  7. Sole Voting Power:        53,975 Shares of
                                                            Class B Common Stock
                                 -----------------------------------------------
    Shares Beneficially        8. Shared Voting Power:                0
                                  ----------------------------------------------
    Owned by
    Each Reporting             9. Sole Dispositive Power:   53,975 Shares of
                                                            Class B Common Stock
                                  ----------------------------------------------
    Person With                10. Shared Dispositive Power:          0
                                   ---------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
           53,975 Shares of Class B Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
    Instructions):     [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  2.0%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
*  See introductory paragraph preceding Item 1.

Cusip No.       817070501
                817070105
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                      Robert C. Ruocco*
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)    [ ]
         (b)    [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  N/A
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):   [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States Citizen
--------------------------------------------------------------------------------
    Number of                  7. Sole Voting Power:        2,355,736 Shares of
                                                            Class A Common Stock
                                 -----------------------------------------------
    Shares Beneficially        8. Shared Voting Power:                0
                                  ----------------------------------------------
    Owned by
    Each Reporting             9. Sole Dispositive Power:   2,355,736 Shares of
                                                            Class A Common Stock
                                  ----------------------------------------------
    Person With                10. Shared Dispositive Power:          0
                                   ---------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
           2,355,736 Shares of Class A Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
    Instructions):     [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  37.6%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
*  See introductory paragraph preceding Item 1.

Cusip No.       817070501
                817070105
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                      James Forbes Wilson*
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)    [ ]
         (b)    [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  N/A
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):   [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States Citizen
--------------------------------------------------------------------------------
    Number of                  7. Sole Voting Power:        2,355,736 Shares of
                                                            Class A Common Stock
                                 -----------------------------------------------
    Shares Beneficially        8. Shared Voting Power:                0
                                  ----------------------------------------------
    Owned by
    Each Reporting             9. Sole Dispositive Power:   2,355,736 Shares of
                                                            Class A Common Stock
                                  ----------------------------------------------
    Person With                10. Shared Dispositive Power:          0
                                   ---------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
           2,355,736 Shares of Class A Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
    Instructions):     [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  37.6%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
*  See introductory paragraph preceding Item 1.

Cusip No.       817070501
                817070105
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                      Nancy A. Marks
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)    [ ]
         (b)    [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):   [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States Citizen
--------------------------------------------------------------------------------
    Number of                  7. Sole Voting Power:        652,824 Shares of
                                                            Class A Common Stock
                                 -----------------------------------------------
    Shares Beneficially        8. Shared Voting Power:                0
                                  ----------------------------------------------
    Owned by
    Each Reporting             9. Sole Dispositive Power:   652,824 Shares of
                                                            Class A Common Stock
                                  ----------------------------------------------
    Person With                10. Shared Dispositive Power:          0
                                   ---------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
           652,824 Shares of Class A Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
    Instructions):     [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  15.7%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

Cusip No.       817070501
                817070105
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                      Nancy A. Marks
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)    [ ]
         (b)    [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):   [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States Citizen
--------------------------------------------------------------------------------
    Number of                  7. Sole Voting Power:        377,304 Shares of
                                                            Class B Common Stock
                                 -----------------------------------------------
    Shares Beneficially        8. Shared Voting Power:                0
                                  ----------------------------------------------
    Owned by
    Each Reporting             9. Sole Dispositive Power:   377,304 Shares of
                                                            Class B Common Stock
                                  ----------------------------------------------
    Person With                10. Shared Dispositive Power:          0
                                   ---------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
           377,304 Shares of Class B Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
    Instructions):     [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  13.7%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

Cusip No.       817070501
                817070105
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                      Mark L. Claster
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)    [ ]
         (b)    [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  PF/OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):   [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States Citizen
--------------------------------------------------------------------------------
    Number of                 7. Sole Voting Power:                  0
                                ------------------------------------------------
    Shares Beneficially       8. Shared Voting Power:       53,975 Shares of
                                                            Class A Common Stock
                                 -----------------------------------------------
    Owned by
    Each Reporting            9. Sole Dispositive Power:             0
                                 -----------------------------------------------
    Person With               10. Shared Dispositive Power: 53,975 Shares of
                                                            Class A Common Stock
                                  ----------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
           53,975 Shares of Class A Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
    Instructions):     [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  1.4%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

Cusip No.       817070501
                817070105
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                      Mark L. Claster
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)    [ ]
         (b)    [X]
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  PF/OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e):   [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States Citizen
--------------------------------------------------------------------------------
    Number of                 7. Sole Voting Power:                  0
                                ------------------------------------------------
    Shares Beneficially       8. Shared Voting Power:       53,975 Shares of
                                                            Class B Common Stock
                                 -----------------------------------------------
    Owned by
    Each Reporting            9. Sole Dispositive Power:             0
                                 -----------------------------------------------
    Person With               10. Shared Dispositive Power: 53,975 Shares of
                                                            Class B Common Stock
                                  ----------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:
           53,975 Shares of Class B Common Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
    Instructions):     [X]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):  2.0%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

* The joint statement on Schedule 13D dated April 16, 1984, as amended on September 19, 1988 by Amendment No. 1, as further amended on June 6, 1989 by Amendment No. 2, as further amended on August 15, 1989 by Amendment No. 3, as further amended on March 27, 1991 by Amendment No. 4, as further amended on March 2, 1995 by Amendment No. 5, as further amended on December 12, 1995 by Amendment No. 6, as amended and restated on July 2, 1998 by Amendment No. 7, as amended and restated on September 2, 1998 by Amendment No. 8, as further amended on October 26, 1999 by Amendment No. 9, as further amended on April 20, 2000 by Amendment No. 10, is hereby amended and restated in its entirety as set forth below. Because of the relationship between Carl Marks Management Company, L.P. (the "General Partner"), Andrew M. Boas ("Mr. Boas"), Robert C. Ruocco ("Mr. Ruocco"), James Forbes Wilson ("Mr. Wilson"), Nancy A. Marks ("Ms. Marks"), and Mark L. Claster ("Mr. Claster") (collectively, the "Reporting Persons"), they have decided to report jointly their interests in the common stock of Seneca Foods Corporation, a New York corporation (the "Issuer").


Item 1.   Security and Issuer.
          -------------------

          This statement on Schedule 13D relates to the Class A Common Stock, par value $0.25 per share (the "Class A Common Stock") and Class B Common Stock, par value $0.25 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") of the Issuer and is being filed pursuant to Section 13d-2 under the Securities and Exchange Act of 1934, as amended. Holders of Class B Common Stock have the right, at their option, to convert into shares of Class A Common Stock on a share-for-share basis. However, none of the Reporting Persons has any current intention to convert any of such shares. The principal executive offices of the Issuer are located at 3736 South Main Street, Marion, New York 14505.


Item 2.   Identity and Background.
          -----------------------

          (a) This statement is filed by (i) the General Partner, a Delaware limited partnership and the sole general partner of each of Carl Marks Strategic Investments, L.P., a Delaware limited partnership ("Partnership I"), and Carl Marks Strategic Investments II, L.P., a Delaware limited partnership ("Partnership II"), (ii) Mr. Boas, one of three individual general partners of the General Partner and a co-President of Carl Marks & Co. Inc., a New York corporation ("CMCO"), (iii) Mr. Ruocco, one of three individual general partners of the General Partner, (iv) Mr. Wilson, one of three individual general partners of the General Partner, (v) Ms. Marks, a member of the board of directors of CMCO, and (vi) Mr. Claster, a co-President of CMCO. The Reporting Persons are filing this amended and restated Schedule 13D in the event that they are deemed a "group" for purposes of Section 13(d) and Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because of their relationships and neither such filing nor anything set forth herein shall be deemed to be an admission that such a "group" exists.

          (b)-(c) (i) The principal business of the General Partner is investment management, including the management of Partnership I and Partnership
II. The business address of the General Partner is 900 Third Avenue, 33rd Floor, New York, New York 10022.
          (ii), (iii) and (iv) The principal business of each of Messrs. Boas, Ruocco and Wilson is acting as general partner of the General Partner. In addition to serving as a general partner of the General Partner, Mr. Boas is a co-President of CMCO, which through affiliates is engaged in a broad variety of investment activities, including securities trading, money management, venture capital, real estate investing, corporate merchant banking and work out activities. Mr. Boas is also a director of the Issuer. The business address of Messrs. Boas, Ruocco and Wilson is 900 Third Avenue, 33rd Floor, New York, New York 10022.
          (v) Ms. Marks is a shareholder and member of the Board of Directors of CMCO. Ms. Marks' business address is 900 Third Avenue, 33rd Floor, New York, New York 10022.
          (vi) The principal business of Mr. Claster is as co-President of CMCO. Mr. Claster's business address is 900 Third Avenue, 33rd Floor, New York, New York 10022.

          (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Messrs. Boas, Ruocco, Wilson and Claster and Ms. Marks are each citizens of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          (a) The source of funds or other consideration used by Partnership I and II in making purchases of the Convertible Preferred Stock (as defined in Item 4 below) has been the capital contributions of Partnership I and Partnership II. See Item 4.

          (b) The source of funds or other consideration used by Ms. Marks in making purchases of the Common Stock and the Convertible Preferred Stock has been her personal funds. In addition, in connection with the distribution of the estate of Ms. Marks' deceased husband, Mr. Edwin S. Marks ("Mr. Marks"), in September 2003, (i) 217,892 shares of Class A Common Stock, (ii) 212,642 shares of Class B Common Stock and (iii) 145,000 shares of Convertible Preferred Stock then held by Mr. Marks' estate were transferred to Ms. Marks. Ms. Marks subsequently transferred 130,000 of such shares of Class A Common Stock and 130,000 of such shares of Class B Common Stock to the Nancy Marks 2003 GRAT (the "Marks Trust"). See Item 4.

          (c) The source of funds or other consideration used by Mr. Boas in making purchases of the Class A Common Stock and the Class B Common Stock has been his personal funds. In addition, in January 2004, in connection with the termination of the Boas Grat. No. 1 Trust (the "Boas Trust"), Mr. Boas received, as a distribution from the Boas Trust, 8,333 shares of Series A Common Stock and 8,333 shares of Series B Common Stock. See Item 4.

          (d) The source of funds or other consideration used by Mr. Claster and his wife in making purchases of the Class A Common Stock and the Class B Common Stock has been their personal funds. In addition, in January 2004, in connection with the termination of the Boas Trust, Mr. Claster received, as a distribution from the Boas Trust, 8,333 shares of Series A Common Stock and 8,333 shares of Series B Common Stock. See Item 4.


Item 4.   Purpose of Transaction.
          ----------------------

CMCO (or its predecessors) had been a shareholder of the Issuer since 1982, and Mr. Marks was a shareholder since 1991.

On June 22, 1998, the Issuer and Partnership I, Partnership II and Uranus Fund, Ltd., a Cayman islands corporation which is no longer in existence ("Uranus," and collectively with Partnership I and Partnership II, the "Investors") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), pursuant to which the Investors agreed to make an equity investment in the Issuer in the form of a new series of convertible participating preferred stock issued by the Issuer (the "Convertible Preferred Stock"). A copy of the Stock Purchase Agreement is filed as Exhibit 2(a) to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "Commission"), dated July 2, 1998, and is incorporated herein by reference.

Pursuant to the Stock Purchase Agreement, subject to the terms and conditions therein, the Investors agreed to purchase (the "Purchase") 1,166,667 shares of Convertible Preferred Stock for an aggregate purchase price of $14,000,004 (or $12.00 per share). In addition, the Stock Purchase Agreement provided that the Issuer would conduct a $36 million rights offering (the "Rights Offering" and together with the Purchase, the "Transaction"), whereby each holder of the Issuer's Common Stock could purchase shares of the Convertible Preferred Stock. The Rights Offering commenced on August 7, 1998 and each holder (a "Rights Holder") received one-half of a right (a "Right") to purchase shares of the Convertible Preferred Stock at a subscription price of $12.00 per share (the "Subscription Price"). Each whole Right entitled a Rights Holder to receive, upon payment of the Subscription Price, one share of Convertible Preferred Stock.

The Rights Offering expired on August 27, 1998. Upon the expiration of the Rights Offering, the Rights Holders, one of whom was Mr. Marks, exercised 2,293,276 Rights to purchase 1,146,639 shares of Convertible Preferred Stock. The shares of Convertible Preferred Stock are convertible share-for-share into Class A Common Stock at any time. The Convertible Preferred Stock does not pay regular dividends (except for dividends paid at the same rate and at the same time as dividends paid on the Common Stock).

Subject to the terms and conditions of the Stock Purchase Agreement, the Investors had agreed to act as standby purchasers of up to 2.5 million shares of Convertible Preferred Stock not purchased by the Issuer's shareholders in the Rights Offering. On September 2, 1998, the Investors acquired for an aggregate consideration of $22,238,736, as standby purchasers, 1,853,228 shares of Convertible Preferred Stock in addition to the 1,166,667 shares of Convertible Preferred Stock purchased directly from the Issuer.

In connection with the Stock Purchase Agreement, on June 22, 1998, the Issuer, the Investors, CMCO, Mr. Marks, Ms. Marks and Ms. Marjorie Boas, Mr. Boas' mother, entered into a Shareholders Agreement (the "Shareholders Agreement") with the following existing shareholders (each, an "Existing Shareholder"):
Arthur S. Wolcott, Individually and as Trustee, Audrey S. Wolcott, as Trustee, Kraig H. Kayser, Individually and as Trustee for certain Kayser family trusts, Susan W. Stuart, Individually and as Trustee for Alexius Lyle Wadell and Kyle Aaron Wadell, Donald Stuart, Kurt Kayser, Karl Kayser, Marilyn W. Kayser, Robert Oppenheimer, as Trustee of certain Kayser family trusts, Mark S. Wolcott, Individually and as Trustee for Erin Lorraine Wolcott and Cassandra Jean Wolcott, Kari Wolcott, Bruce S. Wolcott, Individually and as Trustee for Kaitlin Kerr Wolcott, Michael Stanton Wolcott and Paige Strode Wolcott, Constance Wolcott, Grace W. Wadell, Individually and as Trustee for Sara Elizabeth Stuart, Jennifer Grace Stuart and Donald Arthur Stuart, and Aaron Wadell. A copy of the Shareholders Agreement is filed as Exhibit 2(b) to the Issuer's Form 8-K filed with the Commission, dated July 2, 1998, and is incorporated herein by reference.

Pursuant to the Shareholders Agreement, each Existing Shareholder agreed, among other things, to: (i) overall limitations and restrictions for a two year period on their ability to sell or otherwise transfer shares of the Issuer's capital stock owned by each of them; (ii) following such two year restricted period discussed in item (i), an obligation to offer the Investors an opportunity to participate in the sale of any capital stock of the Issuer owned by any Existing Shareholder; and (iii) certain changes to the Issuer's Board of Directors, as discussed below. The Shareholders Agreement also provides the Investors with the right (subject to certain limitations), in the event that the Issuer issues any voting securities (or any securities convertible into or exercisable or exchangeable for such securities), to purchase a certain percentage of any new issuance in order to maintain their percentage ownership in the Issuer. To the extent an individual Investor does not purchase its respective percentage of such new issuance, the remaining Investors will be granted the right to purchase such percentage. The Shareholders Agreement required that the Issuer's Board of Directors be increased by two persons (from seven to nine directors), who were chosen by the Investors and nominated for election to the Board of Directors at the annual meeting of the shareholders of the Issuer held on August 7, 1998 (the

"Investor Designees"). The Investors designated Mr. Boas and Arthur H. Baer, both of whom were subsequently elected to serve as directors. The Shareholders Agreement also provides that the Investor Designees will constitute at least 22% of the members on any committee of the Board of Directors. The Investor Designees will continue to be nominated for election to the Board of Directors and the Existing Shareholders will continue to vote for the Investor Designees until the Stock Purchase Agreement is terminated or such time as the Investors no longer own, in the aggregate, at least 10% of the Class A Common Stock (assuming conversion of all shares of Convertible Preferred Stock into Class A Common Stock).

Pursuant to the Stock Purchase Agreement, the Issuer also amended its Certificate of Incorporation (the "Charter Amendments") to: (i) increase the number of authorized shares of Class A Common Stock from 10,000,000 shares to 20,000,000 shares; (ii) increase the number of authorized shares of Preferred Stock with $.025 par value per share, Class A from 4,000,000 shares to 8,200,000 shares; (iii) set forth the rights, preferences and limitations of the Convertible Preferred Stock; (iv) require unanimous board approval, in accordance with Section 709 of the New York Business Corporation Law, of the Major Corporate Actions (as defined below); and (v) remove the acquisition by the Investors of Class A Common Stock issuable upon conversion of the Convertible Preferred Stock from the operation of certain "Class A Special Rights" provisions of the Certificate of Incorporation. The "Class A Special
Rights" provision grants certain rights to the holders of the Class A Common Stock in the event that a person attempts to gain control of the Company and certain conditions are satisfied. The Charter Amendments also require unanimous approval of the Issuer's Board of Directors (excluding Directors who abstain from voting) for certain defined major corporate actions (the "Major Corporate Actions"), including: (i) any amendment or modification to the Issuer's Restated Certificate of Incorporation, as amended, or its Bylaws; (ii) any business combination involving the Issuer or a subsidiary of the Issuer; (iii) any sale or transfer of all or substantially all of the Issuer's assets; (iv) certain issuances of securities; (v) any acquisition or disposition or series of related acquisitions or dispositions of assets involving gross consideration in excess of $15 million; (vi) any change in the Issuer's line of business; (vii) any change in the Issuer's certified public accountants; (viii) the settlement of certain litigation; or (ix) the commencement by the Issuer of proceedings relating to bankruptcy, insolvency, reorganization or relief of debtors. The requirement for unanimous approval of the Board of Directors (excluding Directors who abstain from voting) will terminate when the Investors no longer own, in the aggregate, at least 15% of the Issuer's Class A Common Stock (assuming conversion of all shares of Convertible Preferred Stock into shares of Class A Common Stock). The Issuer's Certificate of Amendment of its Certificate of Incorporation is filed as Exhibit 3(i) to the Issuer's Form 8-K filed with the Commission, dated July 2, 1998, and is incorporated herein by reference.

The Investors entered into the Stock Purchase Agreement in order to acquire a significant interest in the Issuer. The Investors and the Investor Designees expect to consult frequently with management concerning the Issuer's operations and future plans. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions, stock market conditions, tax considerations and performance of the Common Stock, each of the Reporting Persons may, from time to time, acquire additional Convertible Preferred Stock, Common Stock or other securities, retain its Convertible Preferred Stock and Common Stock, or dispose of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

In various transactions between March 1999 and April 2000, Ms. Marks, Mr. Boas and Mr. Claster and his wife, in their individual capacities, and Mr. Boas and Mr. Claster, as co-trustees of the Boas Trust, purchased additional shares of Common Stock for investment purposes.

On April 12, 2000, CMCO sold 232,568 shares of Class A Common Stock and 232,568 shares of Class B Common Stock (all of its holdings in the Issuer) for an aggregate price of $2,558,248 and $2,558,248, respectively, to certain of the Reporting Persons and others and ceased to be the beneficial owner of any of the Issuer's securities.

On December 28, 2000, Uranus sold to an unrelated third party 24,159 shares of Convertible Preferred Stock for an aggregate price of $318,597 and ceased to be the beneficial owner of any of the Issuer's securities.

Mr. Marks passed away in April 2003. In connection with the distribution of Mr. Marks estate, in September 2003, (i) 217,892 shares of Class A Common Stock,
(ii) 212,642 shares of Class B Common Stock and (iii) 145,000 shares of Convertible Preferred Stock then held by Mr. Marks' estate were transferred to Ms. Marks, and Mr. Marks' estate ceased to be the beneficial owner of any of the Issuer's securities. Ms. Marks subsequently transferred 130,000 of such shares of Class A Common Stock and 130,000 of such shares of Class B Common Stock to the Marks Trust.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D of the Exchange Act.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) - (b) In its capacity as the sole general partner of Partnership I and Partnership II, the General Partner may be deemed to be the beneficial owner of 2,355,736 shares of Class A Common Stock owned, in the aggregate, by Partnership I and Partnership II (assuming conversion of all of Partnership I's and Partnership II's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), constituting 37.6% of the outstanding shares of such stock. The General Partner may be deemed to have sole voting and dispositive power over 2,355,736 shares of Class A Common Stock (representing shares of Convertible Preferred Stock owned by Partnership I and Partnership II), constituting 37.6% of such outstanding stock (assuming conversion of all of Partnership I's and Partnership II's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis).

In his capacity as a general partner of the General Partner, Mr. Boas may be deemed to be the beneficial owner of the 2,355,736 shares of Class A Common Stock owned, in the aggregate, by Partnership I and Partnership II (assuming conversion of all of Partnership I's and Partnership II's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis). In addition, Mr. Boas beneficially owns 53,975 shares of Class A Common Stock, which together with the 2,355,736 shares referred to above (assuming conversion of all of Partnership I's and Partnership II's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis) constitutes 38.4% of the outstanding shares of such stock.

Mr. Boas may be deemed to have sole voting and dispositive power over 2,355,736 shares of Class A Common Stock (representing shares of Convertible Preferred Stock beneficially owned by Partnership I and Partnership II) and over 53,975 shares of Class A Common Stock beneficially owned by him, constituting 38.4% of such outstanding stock (assuming conversion of all of Partnership I's and Partnership II's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis).

In his capacity as a general partner of the General Partner, Mr. Ruocco may be deemed to be the beneficial owners of 2,355,736 shares of Class A Common Stock (assuming conversion of all of Partnership I's and Partnership II's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), constituting 37.6% of the outstanding shares of such stock.

Mr. Ruocco may be deemed to have sole voting and dispositive power over 2,355,736 shares of Class A Common Stock (representing shares of Convertible

Preferred Stock beneficially owned by Partnership I and Partnership II), constituting 37.6% of such outstanding stock (assuming conversion of all of Partnership I's and Partnership II's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis).

In his capacity as a general partner of the General Partner, Mr. Wilson may be deemed to be the beneficial owners of 2,355,736 shares of Class A Common Stock (assuming conversion of all of Partnership I's and Partnership II's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), constituting 37.6% of the outstanding shares of such stock.

Mr. Wilson may be deemed to have sole voting and dispositive power over 2,355,736 shares of Class A Common Stock (representing shares of Convertible
Preferred Stock beneficially owned by Partnership I and Partnership II), constituting 37.6% of such outstanding stock (assuming conversion of all of Partnership I's and Partnership II's Convertible Preferred Stock into Class A Common Stock on a share-for-share basis).

Ms. Marks beneficially owns 652,824 shares of Class A Common Stock, comprising approximately 15.7% of the outstanding shares of Class A Common Stock (assuming conversion of her Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), which include 248,520 shares of Convertible Preferred Stock, 274,304 shares of Class A Common Stock, and 130,000 shares of Class A Common Stock in the Marks Trust.

Ms. Marks beneficially owns 377,304 shares of Class B Common Stock, comprising approximately 13.7% of the outstanding shares, which include 130,000 shares of Class B Common Stock in the Marks Trust.

Ms. Marks has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 652,824 shares of Class A Common Stock (assuming conversion of her Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), including 130,000 shares of Class A Common Stock held in the Marks Trust of which she serves as trustee.

Ms. Marks has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 377,304 shares of Class B Common Stock, including 130,000 shares of Class B Common Stock held in the Marks Trust.

Mr. Claster beneficially owns 53,975 shares of Class A Common Stock, comprising approximately 1.4% of the outstanding shares, and shares voting and dispositive power over such shares with his wife.

Mr. Claster beneficially owns 53,975 shares of Class B Common Stock, comprising approximately 2.0% of the outstanding shares, and shares voting and dispositive power over such shares with his wife.

          (c) The table below sets forth a sale of Convertible Preferred Stock (which is convertible into Series A Common Stock on a share-for-share basis) effectuated by Partnership II during the last 60 days:

                                                Amount       Price     Aggregate
Date                  Class of Stock          of Shares   Per Share     Amount

July 1, 2004    Convertible Preferred Stock     640,000     $17.00    10,880,000


          (d) No person other than the Reporting Persons and the other persons referred to in this Item 5 is known to have the right to receive or the power to direct the receipt of dividends from the sale of the shares of Common Stock or the Convertible Preferred Stock listed in this Item 5.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

          None, except as set forth in Item 4.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit
Number                          Description
---------                       -----------

Incorporated by reference to    Stock Purchase Agreement, dated as of June 22,
Exhibit 2(a) of the Issuer's    1998, by and among the Issuer and the Investors.
Form 8-K, dated July 2,
1998, filed with the
Commission

Incorporated by reference to    Shareholders Agreement, dated as of June 22,
Exhibit 2(b) of the Issuer's    1998, by and among the Issuer, the Investors and
Form 8-K, dated July 2,         certain existing shareholders specified therein.
1998, filed with the
Commission

Incorporated by reference to    Registration Rights Agreement, dated as of
Exhibit 2(c) of the Issuer's    June 22, 1998, by and among the Issuer, the
Form 8-K, dated July 2,         Investors, Edwin S. Marks, Nancy Marks,
1998, filed with the            Marjorie Boas and CMCO, Inc.
Commission

Incorporated by reference to    Certificate of Amendment of the Registrant's
Exhibit 3(i) of the Issuer's    Certificate of Incorporation
Form 8-K, dated September
17, 1998, filed with the
Commission



Exhibit 1:             Joint Filing Agreement

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            July 8, 2004

                                            CARL MARKS MANAGEMENT COMPANY, L.P.


                                            /s/ Andrew M. Boas
                                            ------------------------------------
                                            Name: Andrew M. Boas
                                            Title: General Partner


                                            /s/ Andrew M. Boas
                                            ------------------------------------
                                            Andrew M. Boas


                                            /s/ Robert C. Ruocco
                                            ------------------------------------
                                            Robert C. Ruocco


                                            /s/ James Forbes Wilson
                                            ------------------------------------
                                            James Forbes Wilson


                                            /s/ Nancy A. Marks
                                            ------------------------------------
                                            Nancy A. Marks


                                            /s/ Mark L. Claster
                                            ------------------------------------
                                            Mark L. Claster


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT INDEX

Exhibit
Number                          Description
---------                       -----------

Incorporated by reference to    Stock Purchase Agreement, dated as of June 22,
Exhibit 2(a) of the Issuer's    1998, by and among the Issuer and the Investors.
Form 8-K, dated July 2,
1998, filed with the
Commission

Incorporated by reference to    Shareholders Agreement, dated as of June 22,
Exhibit 2(b) of the Issuer's    1998, by and among the Issuer, the Investors and
Form 8-K, dated July 2,         certain existing shareholders specified therein.
1998, filed with the
Commission

Incorporated by reference to    Registration Rights Agreement, dated as of
Exhibit 2(c) of the Issuer's    June 22, 1998, by and among the Issuer, the
Form 8-K, dated July 2,         Investors, Edwin S. Marks, Nancy Marks,
1998, filed with the            Marjorie Boas and CMCO, Inc.
Commission

Incorporated by reference to    Certificate of Amendment of the Registrant's
Exhibit 3(i) of the Issuer's    Certificate of Incorporation
Form 8-K, dated September
17, 1998, filed with the
Commission



Exhibit 1:             Joint Filing Agreement




                                    EXHIBIT 1

         Agreement Relating to Joint Filing of Statement on Schedule 13D

          This will confirm the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to the beneficial ownership by the undersigned of shares of Class A common stock, $0.25 par value per share, and shares of Class B common stock, $0.25 par value per share, each of Seneca Foods Corporation, a New York corporation, is being filed on behalf of the undersigned.

          Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, that each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.


Dated:  July 8, 2004

                                            CARL MARKS MANAGEMENT COMPANY, L.P.


                                            /s/ Andrew M. Boas
                                            ------------------------------------
                                            Name: Andrew M. Boas
                                            Title: General Partner


                                            /s/ Andrew M. Boas
                                            ------------------------------------
                                            Andrew M. Boas


                                            /s/ Robert C. Ruocco
                                            ------------------------------------
                                            Robert C. Ruocco


                                            /s/ James Forbes Wilson
                                            ------------------------------------
                                            James Forbes Wilson


                                            /s/ Nancy A. Marks
                                            ------------------------------------
                                            Nancy A. Marks


                                            /s/ Mark L. Claster
                                            ------------------------------------
                                            Mark L. Claster